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                                                                   Exhibit 12(B)

                   PP&L, INC. AND SUBSIDIARIES, CONSOLIDATED

               COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

                            (Millions of Dolllars)

                                                               1998          1997          1996          1995          1994
                                                            ----------    ----------    ----------    ----------    ----------
Fixed charges, as defined:
  Interest on long-term debt ........................           $188          $195          $207          $213          $214
  Interest on short-term debt
     and other interest .............................             14            17            11            18            18
  Amortization of debt discount, expense
    and premium - net................................              2             2             2             2             2
  Interest on capital lease obligations
      Charged to expense ............................              8             9            13            15            12
      Capitalized ...................................              2             2             2             2             1
  Estimated interest component of
    operating rentals ...............................             18            15             8             8             6
  Proportionate share of fixed charges
    of 50-percent-or-less-owned persons .............              1             1             1             1             1
                                                            ----------    ----------    ----------    ----------    ----------

          Total fixed charges .......................           $233          $241          $244          $259          $254
                                                            ==========    ==========    ==========    ==========    ==========

Earnings, as defined:
  Net income  (a)....................................           $409          $348          $357          $352          $243
  Less undistributed income of less
    than 50-percent-owned persons ...................              -            -             -              -             -
                                                            ----------    ----------    ----------    ----------    ----------
                                                                 409           348           357           352           243
Add (Deduct):
  Income taxes ......................................            273           248           251           287           181
  Amortization of capitalized
    interest on capital leases ......................              2             2             4             6             9
  Total fixed charges as above
    (excluding capitalized interest
    on capital lease obligations) ...................            231           239           243           257           253
                                                            ----------    ----------    ----------    ----------    ----------

          Total earnings ............................           $915          $837          $855          $902          $686
                                                            ==========    ==========    ==========    ==========    ==========

Ratio of earnings to fixed
  charges ...........................................           3.93          3.47          3.50          3.48          2.70
                                                            ==========    ==========    ==========    ==========    ==========

(a)  1998 net income excluding extraordinary items.